SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36028; 812-15921

The 2023 ETF Series Trust, et al.

March 20, 2026.

AGENCY:  Securities and Exchange Commission ("Commission").

ACTION:  Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application:  The requested exemption would permit Applicants to enter into and materially amend subadvisory agreements with certain subadvisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisers.

Applicants:  The 2023 ETF Series Trust and Pictet Asset Management SA and Pictet Asset Management Ltd.

Filing Dates:  The application was filed on October 23, 2025 and amended on March 4, 2026.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.  The email should include the file number referenced above.  Hearing requests should be received by the Commission by 5:30 p.m. Eastern time on April 14, 2026, and should be accompanied by proof

of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov.  Applicants: Lissa Richter, Secretary, 2023 ETF Series Trust, 234 West Florida Street, Suite 203, Milwaukee, Wisconsin 53204; Christopher Menconi, Esquire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.

FOR FURTHER INFORMATION CONTACT:  Kris Easter Guidroz, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated March 4, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

**Vanessa A. Countryman,**

*Secretary.*